UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

April 2015 Up 14.3 % Year over Year

Mexico City, May 5, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for April 2015 increased by 14.3% when compared to April 2014.

This announcement reflects comparisons between April 1 through April 30, 2015 and 2014. Transit and general aviation passengers are excluded. During 2014, the impact of Holy Week on passenger traffic began on April 11, while in 2015 it began on March 27.

Domestic
Airport	April 2014	April 2015	% Change
Cancún	447,259	482,319	7.8
Cozumel	7,437	8,680	16.7
Huatulco	35,355	46,098	30.4
Mérida	108,542	124,103	14.3
Minatitlán	18,092	20,111	11.2
Oaxaca	36,007	46,444	29.0
Tapachula	12,262	18,900	54.1
Veracruz	86,256	99,758	15.7
Villahermosa	83,589	104,318	24.8
Total Domestic	834,799	950,731	13.9

International
Airport	April 2014	April 2015	% Change
Cancún	1,068,184	1,234,433	15.6
Cozumel	39,982	44,882	12.3
Huatulco	9,462	7,498	(20.8)
Mérida	10,003	9,291	(7.1)
Minatitlán	665	794	19.4
Oaxaca	4,704	4,730	0.6
Tapachula	1,100	1,044	(5.1)
Veracruz	7,275	6,412	(11.9)
Villahermosa	5,432	4,192	(22.8)
Total International	1,146,807	1,313,276	14.5

Asur Page 1 of 2

Total
Airport	April 2014	April 2015	% Change
Cancún	1,515,443	1,716,752	13.3
Cozumel	47,419	53,562	13.0
Huatulco	44,817	53,596	19.6
Mérida	118,545	133,394	12.5
Minatitlán	18,757	20,905	11.5
Oaxaca	40,711	51,174	25.7
Tapachula	13,362	19,944	49.3
Veracruz	93,531	106,170	13.5
Villahermosa	89,021	108,510	21.9
ASUR Total	1,981,606	2,264,007	14.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR - Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 5, 2015